October 27, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-3 (File No. 333-260382)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReWalk Robotics Ltd. (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form S-3 (File No. 333-260382) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on October 29, 2021, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Scott Levi at (212) 819-8320. Should you have any questions regarding this letter, please do not hesitate to contact Mr. Levi at White & Case LLP.

[Remainder of Page Intentionally Blank]

Sincerely, REWALK ROBOTICS LTD. By: /s/ Ori Gon Name: Ori Gon Title: Chief Financial Officer